Exhibit 21.1

List of Principal Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation
SL BIO Ltd.	Cayman Islands
SL Bio Co., Ltd.	Taiwan
Horizon Space Acquisition II Corp.	Cayman Islands